February 7, 2019

Joseph P. Abbott, Jr.
Executive Vice President and Chief Financial Officer
Houghton Mifflin Harcourt Company
125 High Street
Boston, MA 02110

       Re: Houghton Mifflin Harcourt Company
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 22, 2018
           Form 10-Q for Fiscal Quarter Ended September 30, 2018
           Filed November 8, 2018
           File No. 001-36166

Dear Mr. Abbott, Jr.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure